SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 12)


                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)

                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                 825229107
                   (CUSIP Number of Class of Securities)

                           Andrew N. Shore, Esq.
               Vice President, General Counsel and Secretary
                      Shorewood Packaging Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
        (Name, Address and Telephone Number of Person Authorized to
        Receive Notice and Communications on Behalf of the Person(s)
                             Filing Statement).

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000




        Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 16, 1999 (the "Schedule 14D-9"), relating to the offer (the "Chesapeake Offer") by Sheffield, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation, to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Shorewood, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995 (the "Rights Agreement"), between Shorewood and The Bank of New York (the "Rights Agent").

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

        Item 4 is hereby amended and supplemented as follows:

        In the early evening on February 16, 2000, Greenhill & Co., LLC, the financial advisor to the Special Committee to the Shorewood Board, received the following letter from Chesapeake:

February 16,2000

Mr. Scott L. Bok
Managing Director
Greenhill & Co., LLC
31 West 52nd Street, 16 th Floor
New York, NY 10004

Dear Scott:

        We are in receipt of your letter of February 15, which appears to set an artificial deadline of 4:00 PM today for Chesapeake to provide Shorewood with its "best and final proposal."

        As you are well aware, since November 10, 1999, Chesapeake has repeatedly invited Shorewood's Board to engage in serious negotiations regarding the price and structure of our offer. During that three month period, Shorewood claims to have made available due diligence materials, and engaged in substantive discussions, with other interested parties regarding a possible transaction, while excluding Chesapeake from that process. Only after the sweeping decision of the Delaware Chancery Court which, among other things, found that the Shorewood Board acted in a "grossly inadequate" and "grossly uninformed" fashion in the face of Chesapeake's proposal, did Shorewood offer Chesapeake access to any due diligence materials.

        It now appears that Shorewood's due diligence offer may be illusory. As you know, the parties entered into a confidentiality agreement late on Monday, February 14. Thereafter, Shorewood provided us with less than 60 pages of the most rudimentary information. The very next day -- before any opportunity for access to customary due diligence materials or discussions -- we received your letter with its 24 hour trigger and threat that the Shorewood Board may enter into a transaction with a third party later today, possibly including the grant of a breakup fee.

        We believe that such deadline and threat are patently unreasonable, and that Chesapeake has not been afforded a level playing field in its attempts to refine its offer for Shorewood. Accordingly, Chesapeake reserves the right to challenge in court any such alternative transaction by Shorewood.

        As you know, within 24 hours of receiving Shorewood's rudimentary information package, representatives of Chesapeake met in New York with Mr. Howard Liebman, President & CFO of Shorewood, to review the information. During the course of that 2 hour meeting, we were advised of certain material non-public information concerning Shorewood's recent performance

        In light of that non-public information, and our stated requirement for customary, limited due diligence to permit us to refine our offer, we delivered a short due diligence request list to Mr. Liebman this morning. As we advised your counsel this afternoon, we stand ready to work with Shorewood to accommodate Shorewood's concerns about disclosing competitively sensitive information and information that would be unduly burdensome to assemble. We continue to expect that, with prompt and reasonable access to due diligence materials and the opportunity for meaningful face-to-face negotiations, Chesapeake will be in a position to advise you of any revisions to our offer in advance of the expected record date for our consent solicitation.

        Chesapeake remains willing to negotiate in good faith with the Shorewood Board regarding our fully financed $17.25 per share all cash offer. We believe it is in the best interests of Shorewood's stockholders for Chesapeake to have the benefit of access to customary due diligence, and the opportunity for face-to-face negotiations, to develop our "best and final offer and proposal."

        We trust that Shorewood will reconsider its unreasonable deadline, and will enter into prompt and constructive negotiations with Chesapeake.

                             Very truly yours,

                             Andrew J. Kohut


        On February 17, 2000, Chesapeake issued a press release announcing that it would permit the Chesapeake Offer to expire at midnight, New York City time, on February 18, 2000 in accordance with its terms. Also on such date, Chesapeake advised Shorewood that it was withdrawing its request for a record date in connection with its consent solicitation of written consents from Shorewood stockholders.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

        Item 7 is hereby amended and supplemented as follows:

        On February 16, 2000, Shorewood entered into a definitive merger agreement (the "Merger Agreement") with International Paper Company, a New York corporation ("Parent"), and International Paper - 37, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. The Merger Agreement provides that Purchaser will commence a tender offer (the "IP Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Shorewood at a price of $21 per Share, net to the seller in cash, without interest. Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), as soon as practicable following completion of the IP Offer, Purchaser will be merged with and into Shorewood (the"Merger"), with Shorewood continuing as the surviving corporation. The text of the press release issued by Shorewood announcing the execution of the Merger Agreement is filed as Exhibit 31 hereto and is incorporated by reference herein.

        In connection with the execution of the Merger Agreement, Marc P. Shore (on behalf of himself, the Shore family partnership and certain testamentary trusts created under the terms of Paul B. Shore's will), Andrew N. Shore and Howard M. Liebman (collectively, the "Stockholders") have entered into a Stockholders Agreement (the "Stockholders Agreement") with Parent and Purchaser pursuant to which the Stockholders have agreed to tender their Shares into the IP Offer, vote in favor of the Merger and vote against any competing transaction.

        On February 16, 2000, in connection with the execution and delivery of the Merger Agreement, the Shorewood Board approved an amendment to the Rights Agreement (the "Amendment to the Rights Agreement"), in order to, among other things, (i) prevent Parent or Purchaser from becoming or being deemed an Acquiring Person (as defined in the Rights Agreement), and (ii) prevent a Stock Acquisition Date or a Distribution Date (each as defined in the Rights Agreement) from occurring, in each case, as a result of (a) the execution of the Merger Agreement or the Stockholders Agreement, (b) the consummation of the IP Offer, (c) the merger of Purchaser with and into Shorewood as provided for in the Merger Agreement, (d) the acquisition of beneficial ownership of the Shares pursuant to the Stockholders Agreement, or (e) any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement.

        INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SHOREWOOD PACKAGING CORPORATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY SHOREWOOD PACKAGING CORPORATION WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE SOLICITATION/RECOMMENDATION STATEMENT AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM SHOREWOOD PACKAGING CORPORATION BY DIRECTING SUCH REQUEST TO: SHOREWOOD PACKAGING CORPORATION, 277 PARK AVENUE, 30TH FLOOR, NEW YORK, NEW YORK 10172, ATTENTION: HOWARD M. LIEBMAN, TELEPHONE: (212) 371-1500, E-MAIL: hliebman@shorepak.com.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended and supplemented as follows:


Exhibit No.      Description
----------       -----------

31.              Press release issued by Shorewood Packaging Corporation on
                 February 17, 2000.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          SHOREWOOD PACKAGING CORPORATION


                          By: /s/ Andrew N. Shore
                              ---------------------------------
                              Name:  Andrew N. Shore
                              Title: Vice President, General Counsel and
                                     Secretary

Dated:  February 17, 2000